One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-881-7777

www.alston.com

Gustav F. Bahn	Direct Dial: 214-922-3405	Email: gustav.bahn@alston.com

November 21, 2014

Via EDGAR AND Overnight Delivery

Ms. Kristina Aberg Staff Attorney Division of Corporation Finance U.S. Securities and Exchange Commission Mail Stop 3010 Washington, D.C. 20549-6010

Re:	Moody National REIT II, Inc. File No. 333-198305

Dear Ms. Aberg:

This letter sets forth the response of our client, Moody National REIT II, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in the letter dated November 6, 2014 regarding Amendment No.1 (“Amendment No. 1”) to the Issuer’s Registration Statement on Form S-11 (the “Registration Statement”). In connection with the submission of this correspondence, the Issuer has filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with the SEC via EDGAR. Enclosed herewith please find a blacklined version of Amendment No. 2, which is marked to show changes from Amendment No. 1. For convenience of reference, this response letter includes the same caption and paragraph number, as well as the text of the comment, set forth in your November 6, 2014 comment letter followed by the Issuer’s response. References to page numbers in the Issuer’s responses are references to page numbers of Amendment No. 2.

General

1.

Comment: We have referred your response to comment 5 in our letter dated September 19, 2014 to the Division of Investment Management, which may have further comments. Please engage directly with the staff of the Division of Investment Management referenced below regarding your exemption from registration under the Investment Company Act of 1940.

Response: The Issuer acknowledges that the Staff has referred the Issuer’s response to Comment No. 5 in the response letter dated October 10, 2014 to the Division of Investment Management for further review. The Issuer has contacted the staff of the Division of Investment Management directly regarding its response and its exemption from registration as an investment company under the Investment Company Act of 1940, as amended.

Ms. Kristina Aberg

November 21 , 2014

2.

Comment: We have considered your response to comment 6 in our letter dated September 19, 2014. Please describe in greater detail how specific provisions pertaining to: (i) notice before plan suspension, (ii) withdrawal rights, (iii) adjustments to the 5% volume limitation (for availability of additional funds and for requests following death of a stockholder) and (iv) discretionary authority to reject requests are consistent with the relief granted by the Division of Corporation Finance in prior no action letters. We will refer your response to the Office of Mergers and Acquisitions.

Response: The Issuer respectfully contends that each of the specific provisions identified by the Staff with respect to the Issuer’s proposed Share Repurchase Program (the “Share Repurchase Program”) is consistent with the share repurchase programs granted relief by the Division of Corporation Finance, including the no action letters issued for T REIT Inc. (dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (dated December 9, 2003 and June 26, 2007), Cole Credit Property Trust II Inc. (dated April 11, 2007), Behringer Harvard REIT, et. al. (dated October 26, 2004), Hines Real Estate Investment Trust, Inc. (dated June 18, 2004) and Inland American Real Estate Trust, Inc. (dated February 24, 2011).

Notice Before Plan Suspension: The Issuer notes that the Share Repurchase Program has been revised to require that the Issuer’s board of directors provide stockholders 30 days’ advance notice prior to amending, suspending or terminating the Share Repurchase Program. Please reference the revised disclosures on pages 14, 17 and 88 of Amendment No.2. The inclusion of a 30-day advance period is consistent with share repurchase programs granted no-action relief by the SEC , including, but not limited to, Wells Real Estate Investment Trust II, Inc., Cole Credit Property Trust II Inc. , Inland American Real Estate Trust, Inc. and Hines Real Estate Investment Trust, Inc.

Withdrawal Rights: Pursuant to the terms of the proposed Share Repurchase Program, “stockholders may withdraw their repurchase request at any time up to three business days prior to the repurchase date.” The inclusion of a withdrawal provision is consistent with prior no-action relief granted by the SEC. For example, the Inland American Real Estate Trust, Inc. repurchase program had a substantially similar provision, permitting participants to “withdraw his or her repurchase request at any time, up to five business days prior to the repurchase date,” and the Wells Real Estate Investment Trust II, Inc. program permitted a participant to “withdraw [a] redemption request at any time prior to date for redemption” (see also Cole Credit Property Trust II Inc. and Hines Real Estate Investment Trust, Inc.). The Issuer confirms that the inclusion of timing requirements (3 business days prior to the repurchase date) is solely for the administrative purpose of providing a sufficient but finite window in which to identify and process redemptions.

Adjustments to the 5% Volume Limitation: During any calendar year, the Issuer intends to (i) repurchase shares pursuant to the Share Repurchase Program up to a maximum of 5% of the weighted-average number of shares of its common stock outstanding during the prior calendar year; and (ii) limit the Issuer’s repurchases to the amount of net proceeds from the Issuer’s dividend reinvestment plan during the prior calendar year, plus such additional funds as may be reserved for this purpose by the Issuer’s board of directors. The Issuer respectfully submits that the adjustments to the 5% volume limitation included in the Share Repurchase Program are identical or substantially similar to provisions included in share repurchase programs granted no-action relief by the SEC, including for Wells Real Estate Investment Trust II, Inc. , T REIT Inc., Behringer Harvard REIT I and Cole Credit Property Trust II Inc. W ith respect to the exclusion of death redemptions from the 5% volume limitation, the Share Repurchase Program is substantially similar and consistent with the Wells Real Estate Investment Trust II, Inc. and the Cole Credit Property Trust II Inc. share repurchase programs. The Issuer confirms that the number of shares repurchased pursuant to the Share Repurchase Program, during any calendar year, will be limited to the lesser of (i) the 5% volume limitation and (ii) those repurchases that can be funded from the net proceeds of the Issuer’s dividend reinvestment plan during the prior calendar year, plus such additional funds as may be reserved for this purpose by the Issuer’s board of directors. The Issuer confirms that an adjustment above the 5.0% volume limitation shall only occur in the event of the death of an investor.

Ms. Kristina Aberg

November 21 , 2014

Discretionary Authority to Reject Requests: Pursuant to the terms of the proposed Share Repurchase Program , the Issuer’s board of directors may, in its sole discretion, accept or reject any share repurchase request by any stockholder at any time. Such provision is substantially similar to the Behringer Harvard REIT program previously granted no-action relief by the SEC.

Substantially Similar Program

In addition to the above, the proposed Share Repurchase Program has the following substantially similar characteristics as the share repurchase programs described in the T REIT Inc. and Wells Real Estate Investment Trust II, Inc. no action letters:

a)         Stockholders, generally, must hold shares of the Issuer’s common stock for at least one year to participate in the Share Repurchase Program.

b)         There will be no established trading market for the shares and the Share Repurchase Program will be terminated if shares of the Issuer’s common stock are listed on a national securities exchange.

c)         No premium over the original purchase price or estimated per share value (as applicable) will be paid in connection with any repurchase by the Issuer.

d)         The terms of the proposed Share Repurchase Program will be fully disclosed in the prospectus which forms a part of the Registration Statement.

e)         Repurchases , generally, will be limited in any 12-month period to 5.0% of the weighted average number of shares of the common stock outstanding on December 31st of the previous calendar year.

f)          Repurchases will be made on a quarterly basis.

g)         The Issuer will not solicit repurchases under the Share Repurchase Program.

The Share Repurchase Program Does Not Constitute a “Tender Offer”

Finally, the Issuer has considered and analyzed all of the elements of its proposed Share Repurchase Program and believes that repurchases pursuant to the Share Repurchase Program do not constitute issuer tender offers within the meaning of Rule 13e-4 of the Exchange Act. In SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945, 950 (9th Cir. 1985), the court noted that the term “tender offer” implies: (i) active and widespread solicitation of public shareholders for the shares of an issuer; (ii) that the solicitation is made for a substantial percentage of the issuer’s stock; (iii) that the offer to purchase is made at a premium over the prevailing market price; (iv) that the terms of the offer are firm, rather than negotiable; (v) that the offer is contingent on the tender of a fixed number of shares; (vi) that the offer is open only for a limited period of time; (vii) that the offeree is subjected to pressure to sell; and (viii) a public announcement of an acquisition program prior to the accumulation of stock by a purchaser. Under the Carter Hawley analysis, the Issuer believes that the Share Repurchase Program does not constitute a tender offer for the reasons set out below.

Ms. Kristina Aberg

November 21 , 2014

No Active or Widespread Solicitation. The Issuer confirms that it will not engage in an active and widespread solicitation for the repurchase of shares of the Issuer’s common stock. Information regarding the Share Repurchase Program is provided in the Registration Statement solely (i) for the benefit of the Issuer’s stockholders to provide them with information about a share repurchase program that may provide limited liquidity for their investment and (ii) to comply with the disclosure requirement of Form S-11.

The Solicitation is Not Made for a Substantial Percentage of the Issuer’s Shares. The number of shares of the common stock that will be repurchased by the Issuer will be limited to a small percentage of the total number of outstanding shares. Subject to the death of an investor , the number of shares to be repurchased during any calendar quarter will be limited to the lesser of: (i) 5% of the weighted-average number of shares of the Issuer’s common stock outstanding during the prior calendar year and (ii) the amount of net proceeds from the Issuer’s dividend reinvestment plan during the prior calendar year, plus such additional funds as may be reserved for this purpose by the Issuer’s board of directors.

Offer to Purchase is Not Made at a Premium. No premium over the original purchase price or estimated per share value (as applicable) will be paid in connection with any repurchase of shares pursuant to the Share Repurchase Program. Rather, the shares are to be repurchased at the purchase price paid for the shares, or at a fixed discount from that price, depending upon the holding period.

Offer is Not Contingent on a Fixed Number of Shares. The proposed Share Repurchase Program is not contingent on the tender of a fixed number of shares.

Offer is Not Open for a Limited Period of Time. Subject to the 5% limitation discussed above, the Share Repurchase Program is open for an indefinite period.

No Undue Pressure. The Issuer’s stockholders will not be subjected to any undue pressure to sell, as repurchases will occur on a quarterly basis, and, in the event that repurchase requests in any given month exceed the limitations described above, repurchases will be made on a pro rata basis.

No Active Solicitation. The Issuer is not undertaking any active solicitation to repurchase the shares under the Share Repurchase Program. In fact, to encourage a longer holding period and to discourage any early repurchases, the Share Repurchase Program does not permit repurchases before the first anniversary of the share purchase, except in the case of death or qualifying disability. Thereafter, repurchases will be at a discount until after a three year holding period. The role of the Issuer in effectuating repurchases is purely ministerial.

Ms. Kristina Aberg

November 21 , 2014

The Issuer believes that the only factor that the Share Repurchase Program has that falls within the Carter Hawley analysis is the fact that the terms of the plan are firm. However, the SEC has consistently granted no-action relief for share repurchase programs of public, non-listed REITs that have this characteristic. Consequently, the Issuer believes that repurchases made in accordance with the Share Repurchase Program are not “issuer tender offers” within the meaning of Rule 13e-4.

Prior Performance Summary, page 70

3.

Comment: We have reviewed your response to comment 18 of our letter dated September 19, 2014. Please tell us whether investors for each of the properties set forth on page 71 were passive investors. We note, for example, your disclosure in the footnotes to the table that many tenant-in-common owners appear to have the right to approve the sale of the property or refinancing. If these investors are not passive, please provide us with an analysis as to why the properties referenced in this section should be considered a “program” within the meaning of Industry Guide 5.

Response: The Issuer submits that all participant investors in the private placement tenants-in-common interests (“TICs”) programs listed on page 71 of Amendment No. 2 constituted passive investors. As the Staff notes, participant TIC investors were provided certain limited rights in connection with a disposition of the underlying property and the refinancing of indebtedness. TICs are arrangements structured to comply with Section 1031 of the Internal Revenue Code of 1986, as amended. Compliance under Section 1031 requires that each investor acquire a direct interest in the underlying real property and that each investor be afforded approval rights for all material matters affecting the underlying assets, including sales and refinancing. However, other than these rights for certain extraordinary transactions, TIC investors generally rely on the efforts of the TIC sponsor for the handling of the day-to-day operations of the program . The Issuer respectfully directs the Staff to NASD Notice to Members 05-18 (“Private Placements of Tenants-in-Common Interests”) (March 2005), which provides, in part, that:

“When TICs are offered and sold together with other arrangements, [ TICs ] generally constitute investment contracts... An investment contract includes any contract, transaction or scheme in which persons invest their money in a common enterprise, with the expectation of profits to be derived predominantly from the efforts of others. TIC interests are generally investment contracts because tenants in common invest in an undivided fractional interest in rental real property by pooling their assets and sharing the risks and benefits of the enterprise, while obtaining profits derived predominantly from the efforts of others, such as through contracts concerning leasing, management and operation of the acquired property. In addition to managing the property, TIC sponsors typically structure the TIC and negotiate the sale price and the loan.” (emphasis added)

The Issuer believes that each of the TIC programs listed in the Prior Performance Summary and sponsored by affiliates of the Issuer were comprised of passive investors that had no rights or authority with respect to the day-to-day management or operational decisions.

Ms. Kristina Aberg

November 21 , 2014

Summary Information, page 72

4.

Comment: Please disclose the amount of funds Moody National REIT I has raised in its offering to date but has yet to invest. Please also disclose here the amount that Moody National REIT I may still raise in its offering.

Response: The Issuer has made the requested modification on page 72 of Amendment No. 2 as shown in the blackline below:

As of ~~August 11~~ November 20 , 2014, Moody National REIT I had raised approximately $~~62.34~~ 72.1 million in its follow-on public offering, has invested approximately $ 44.0 million of such offering proceeds in its current portfolio comprised of seven hotel properties, a joint venture interest in a hotel property and a joint venture interest in a mortgage note secured by a hotel property and has approximately $ 13.0 million available for future investments. As of November 20 , 2014, approximately $ 827.7 million in shares of common stock remained available for sale in Moody National REIT I’s follow-on public offering. Moody National REIT I expects to terminate its follow-on public offering on January 31, 2015.

Should you have any further questions or need additional information, please do not hesitate to contact me at (214) 922-3405.

Sincerely,

/s/ Gustav F. Bahn
Gustav F. Bahn

Enclosures

GFB:tt

cc:	Brett C. Moody, Moody National Companies Rosemarie A. Thurston, Alston & Bird LLP Jay V. Shah LLP, Alston & Bird LLP